Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-4777
www.alston.com

Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com
January 8, 2007
Via Facsimile and Overnight Delivery
The United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. William Friar

Re:	Whitney Holding Corporation (the “Company”)
Form S-4, filed on November 29, 2006
File No. 333-138997
Mr. Friar:
     We represent the Company, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated December 26, 2006, regarding the Company’s Form S-4, filed on November 29, 2006.
     All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Amendment No. 1 to the Form S-4 (the “Form S-4/A”), which is being filed concurrently and reflects the Company’s responses to the Staff’s comments.
     The Staff’s comments and the Company’s responses are set forth below.
General
1. Comment. Please provide a copy of the Hovde Financial board book to the staff.
Response.
We have supplementally provided, under separate cover, a copy of the Hovde Financial Confidential Presentation as presented to Signature’s board of directors on September 27, 2006 for the Staff’s internal review and subject to Hovde’s request for confidentiality of these materials.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission
January 8, 2007

2.	Comment. Please confirm that no financial projections or forecasts where provided by Signature to Whitney, or by Whitney to Signature.

Response.

No financial projections or forecasts were provided by Signature to Whitney, or Whitney to Signature.
Prospectus Cover
3.	Comment. Please indicate the symbol and trading market for Signature shares or otherwise briefly describe the nature and volume of trading in these shares, and include the price per share of Signature stock on the date the agreement was signed and as of the most recent practicable date. Please also address this in the summary section under an appropriate subheading reflecting a discussion of the market for these and the registrant’s shares.

Response.

The Company has revised the disclosure as requested on the Cover Page and page 4 of the Form S-4/A to indicate that shares of Signature common stock are not traded on any securities exchange, the shares of Signature common stock have no established trading market and the last known sales price for a share of Signature common stock was $22.00 on August 28, 2006.
Please note, inside cover
4.	Comment. Please move this text to a point after the forepart and move the next section, at Election Form, into the summary or elsewhere as appropriate. Revise the paragraph that is in bold to plain English.

Response.

The Company has revised the disclosure as requested on the page following the letter to shareholders and page 2 of the Form S-4/A.
Summary
5.	Comment. Please provide the financial and equivalent per share price information required by Item 3(f) and 3(g) of the Form S-4.

The Securities and Exchange Commission
January 8, 2007

Response.

The Company has revised the disclosure on page 4 of the Form S-4/A to disclose the information required by Item 3(g) of Form S-4.

The Company acknowledges the Staff’s comment but has not included the information required by Item 3(f) of Form S-4 because we believed the SEC would not object to this omission based on Item 17(b)(7)(ii) of Form S-4 and a telephone interpretation to Regulation M-A. The shares of Signature common stock are not traded on any securities exchange, and the shares of Signature common stock have no established trading market. Additionally, Item 3(f) of Form S-4 requires the company being acquired to provide comparative per share data, but per Item 17(b)(7)(ii) of Form S-4, “no financial information (including pro forma and comparative per share information) for the company being acquired need be provided” if the target is significant to the registrant at or below the 20% level and the registrant’s shareholders are not voting on the transaction. Signature is significant to Whitney at a level below 10% and Whitney’s shareholders are not voting on the transaction, therefore, the comparative per share data stipulated under Item 3(f) need not be included in the disclosure regarding Signature.

Also, we reviewed and relied on the Manual of Publicly Available Telephone Interpretations to Regulation M-A (July 2001, Third Supplement), which provides in Section I.H. Financial Statements, Question 2: “What target ‘financial information’ can be omitted under Item 17(b)(7)(ii) to Form S-4?” The interpretation provides that, “the staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b), and 305, and comparable items of Regulation S-B.”
Limitation on Cash Consideration, page 2
6.	Comment. We note later in the filing that it is disclosed that Signature directors, owning over 40% of those shares, have committed to receiving Whitney stock rather than cash. Please confirm that this will not have any impact on the ability of other Signature shareholders to choose stock. Otherwise discuss this situation in the summary and in the body of the text.

Response.

The Company has revised the disclosure as requested on page 3 of the Form S-4/A to reflect that the commitment of Signature directors to receive Whitney stock will not have any impact on the ability of the other Signature shareholders to choose stock. Unlike the cash component of the merger consideration, there is no limit on the amount of Whitney stock that may be issued in connection with the merger.

The Securities and Exchange Commission
January 8, 2007

Reasons for the Merger, page 3
7.	Comment. Where appropriate in the summary and in the body of the text on page 20, please indicate the pros and cons that the Signature board identified as reasons for and against the merger. If there were no negative factors you need to say so.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on pages 3 and 22 of the Form S-4/A to more fully detail the pros and cons that the Signature board identified as reasons for and against the merger.
Your Expected Tax Treatment..., page 4
8.	Comment. Here and in the body of the text disclose whether or not the receipt of shares will be a taxable event.

Response.

The Company has revised the disclosure as requested on page 5 of the Form S-4/A to disclose the receipt of shares will not be a taxable event. The disclosure on page 44 of the Form S-4/A states that the receipt of shares will not be a taxable event.

9.	Comment. Please indicate whose opinion is being put forth at this heading. Please note our related comments on the text beginning on page 42.

Response.

The Company has revised the disclosure as requested on pages 5 and 43 of the Form S-4/A to indicate that Alston & Bird LLP, counsel for Whitney, issued the tax opinion on January 5, 2006.

Management and Operations after the Merger, page 5
10.	Comment. Please disclose here and in the body of the text the positions expected to be held in the continuing company by Signature’s current officers.

Response.

The Company has revised the disclosure as requested on pages 6, 30 and 31 of the Form S-4/A.

The Securities and Exchange Commission
January 8, 2007

We Must Meet Several Conditions ..., page 5
11.	Comment. Please disclose the positions of the persons referenced in the fourth and fifth bullets.

Response.

The Company has revised the disclosure as requested on page 6 of the Form S-4/A to disclose the positions of the persons referenced in the fourth and fifth bullets.

Interests of Certain Persons ..., page 6
12.	Comment. Please change the heading to clarify that the “interests” are financial and the “certain persons” are officers and directors.

Response.

The Company has revised the heading as requested on page 7 of the Form S-4/A.

13.	Comment. Please revise the first two lines to clarify that you are describing all of their material interests that are different.

Response.

The Company has revised the disclosure as requested on page 7 of the Form S-4/A to clarify that all material interests have been described.

14.	Comment. At the first bullet, please delete the term “possible” or explain why this employment is not certain.

Response.

The Company has revised the disclosure as requested on page 7 of the Form S-4/A. The employment is not certain because employees may choose not to continue their employment.

Summary Consolidated Financial Information ..., page 8
15.	Comment. Consider including the ratio of allowance for loan losses to nonperforming assets.

The Securities and Exchange Commission
January 8, 2007

Response.

The Company has revised the disclosure as requested on page 9 of the Form S-4/A to include the ratio of allowance for loan losses to nonperforming loans.
The total merger consideration to be paid ..., page 10
16.	Comment. Particularly for risk factors such as this, state whether you have any reason to believe this will be the case. For this particular risk factor, note the estimated pro rata portion of the merger expenses.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on pages 11 and 12 of the Form S-4/A.
A warning about forward-looking statements ..., page 13
17.	Comment. The bullet items appear to be an accretive, laundry list of possible problems. Please revise this section to either move these elements into the risk factor section or otherwise reducing this presentation.

Response.

The Company has revised the disclosure as requested on page 14 of the Form S-4/A.
Background of the Merger, page 16
18.	Comment. Please give the date you set the goal of expansion, referenced in the third paragraph.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 17 of the Form S-4/A to give the date set as the goal of the expansion.

19.	Comment. You twice use the term “affiliation” in the fourth paragraph. Do you mean sell the company? Please clarify. Please also note for the term “transaction” at the end of page 17.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on pages 17, 18 and 19 of the Form S-4/A.

The Securities and Exchange Commission
January 8, 2007

20.	Comment. In the fifth paragraph, disclose what you mean by “limited,” and briefly explain why you placed this limitation on Hovde.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 19 of the Form S-4/A.

21.	Comment. Please disclose whether any of these decision, either by Signature or Whitney was substantially the result of hurricane problems in the area.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 18 of the Form S-4/A to disclose that the decisions were not substantially the result of hurricane activity in the area.

22.	Comment. In the sixth full paragraph on page 17, please disclose whether Mr. DuPont represented Whitney in any official capacity.

Response.

The Company has revised the disclosure as requested on page 18 of the Form S-4/A to clarify that Mr. DuPont is an officer of Whitney National Bank and a representative of Whitney, however, Mr. DuPont did not participate in negotiating the merger agreement between Signature and Whitney.

23.	Comment. With respect to the March 2006 offering please indicate whether any affiliates purchased shares and, if so, how much.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 18 of the Form S-4/A to indicate that officers and directors purchased 108,429 shares of Signature’s common stock at $20.00 per share, totaling $2,168,580.

24.	Comment. Reference is made to the July 2006 stock option exercises. Please indicate whether these were voluntary and give the trading price of the shares at that time.

The Securities and Exchange Commission
January 8, 2007

Response.

After confirming with Signature, the Company has revised the disclosure as requested on pages 18 and 19 of the Form S-4/A to reflect that the stock option exercises were voluntary and the last known sales price of the stock was $20.00, based on the earlier stock offering.

25.	Comment. With respect to both these fundraising measures, please indicate whether there were any capital compliance or other problems which the board felt required these steps. If so, please discuss this, including to what extent such situations affected the decision to sell the company.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 19 of the Form S-4/A.

26.	Comment. At the top of page 18 you say that Hovde was asked to find a limited number of potential bidders, but only returned with an offer from Whitney. A similar situation occurred with respect to the February 24, 2005 offer from Whitney. Please disclose for both instances why the company did not obtain additional bids.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 19 of the Form S-4/A to clarify the reasons Signature’s board of directors limited the number of potential bidders.

27.	Comment. Where appropriate, identify any analysis by Hovde which the board found unsupportive of its overall determination of fairness. Also explain how the board reconciled such finding with its own overall conclusion.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 21 of the Form S-4/A to disclose that Signature’s board of directors did not identify any analysis by Hovde that they found unsupportive of their overall determination.

The Securities and Exchange Commission
January 8, 2007

Opinion of Hovde ..., page 21
28.	Comment. At the third paragraph, quantify and describe the extent of any other employment and compensation received by Hovde from Signature during the past two years.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 23 of the Form S-4/A to include the amount paid to Hovde by Signature for the past two years.
Agreements with Signature’s President ..., page 27
29.	Comment. Please clarify how the $690,000, termination of employment figure relates to the amendment to supplemental executive benefits amount described in the paragraph bridging pages 27 and 28. Please give Mr. Feaster’s current age and disclose when the supplemental amount was awarded. Consider moving this subsection up to follow the first subsection. Both these matters seem to relate to change in control awards.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 29 of the Form S-4/A.

30.	Comment. Also disclose any change in control agreement that Mr. Feaster or other Signature employees, such as Messrs. Counts and Floyd, now has with Whitney, as well as any other material agreements with Whitney.

Response.

The Company has revised the disclosure as requested on pages 30 and 31 of the Form S-4/A. All material agreements, including change in control agreements, that Mr. Feaster or other Signature employees have with Whitney have been disclosed.
Material Federal Income Tax Consequences ..., page 42
31.	Comment. We note that you “intend” to get an opinion from Alston & Bird. Either this must be required or you need to provide an opinion prior to effectiveness. Please revise. Also, we note on page 62 at Legal Matters that you say the opinion has been provided.

The Securities and Exchange Commission
January 8, 2007

Response.

The Company has revised the disclosure as requested on page 43 of the Form S-4/A.
Information about Signature, page 54
32.	Comment. Please advise us as to your basis for not providing financial information for Signature.

Response.

Please see response to Comment 5 above.

33.	Comment. Please revise the filing to provide the stock information required by Item 201 of Regulation S-K.

Response.

The Company has revised the disclosure as requested on pages 55 and 59 by adding the approximate number of holders of each class of Signature’s common stock, the high and low sales prices for Signature’s common stock for each quarterly period within the two most recent fiscal years, information regarding the dividends declared on Signature’s common stock and information regarding equity compensation plans.
Where You Can Find More Information, page 62
34.	Comment. Since Signature does not appear to be S-3 eligible, you cannot incorporate Signature information by reference. Please revise at the top of page 63.

Response.

The Company has revised the disclosure as requested on page 65 of the Form S-4/A.
     In connection with these responses, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Securities and Exchange Commission
January 8, 2007

     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,
/s/ Randolph A. Moore III

Randolph A. Moore III

cc:	Joseph S. Schwertz, Jr.
Thomas L. Callicutt, Jr.
Michael T. Cronin
David Lyon